Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

Six Months
Ended June 30,
2006
Earnings:
Income from continuing operations before income taxes and minority interest	$219.6
Portion of rents representative of interest expense	7.8
Interest on indebtedness, including amortization of deferred loan costs	38.3
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(0.8)

Earnings, as adjusted	$264.9

Fixed Charges:
Portion of rents representative of interest expense	$7.8
Interest on indebtedness, including amortization of deferred loan costs	38.3
Capitalized interest	0.9

Total fixed charges	$47.0

Ratio of earnings to fixed charges	5.6x